UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                RONCO CORPORATION
            --------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.00001 PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                    776292104
                                 --------------
                                 (CUSIP Number)


                                December 31, 2005
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

                                  SCHEDULE 13G

---------------------------------
CUSIP No. 776292104
---------------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Gilbert Azafrani
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                      5  SOLE VOTING POWER

     NUMBER OF           160,063
      SHARES          ----------------------------------------------------------
   BENEFICIALLY       6  SHARED VOTING POWER
     OWNED BY
       EACH              -0-
    REPORTING         ----------------------------------------------------------
      PERSON          7  SOLE DISPOSITIVE POWER
       WITH:
                         160,063
                      ----------------------------------------------------------
                      8  SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       160,063
--------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.7%(1)
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

----------------------

(1) Calculated on the basis of 2,091,605 shares of Ronco common stock outstanding on December 31, 2005.

ITEM 1(a).     NAME OF ISSUER:

               Ronco Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               21344 Superior Street
               Chatsworth, California 91311

ITEM 2(a).     NAME OF PERSON FILING:

               Gilbert Azafrani

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1725 Oceanfront Walk, #318
               Santa Monica, California 90401

ITEM 2(c).     CITIZENSHIP:

               Mr. Azafrani is a citizen of the United States of America.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.00001 par value

ITEM 2(e).     CUSIP NUMBER:

               776292104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.        OWNERSHIP:

(a)   Amount Beneficially Owned: 160,063 shares

(b)   Percent of Class: 7.7%(1)

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote: 160,063

      (ii)  Shared power to vote or to direct the vote: -0-

      (iii) Sole power to dispose or to direct the disposition of: 160,063

      (iv)  Shared power to dispose or to direct disposition of: -0-

----------------------

(1) Calculated on the basis of 2,091,605 shares of Ronco common stock outstanding on December 31, 2005.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATION:

               Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 2006                    By: /s/Gilbert Azafrani
                                               --------------------
                                               Gilbert Azafrani